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                                  [MESA LOGO]
                           1400 Williams Square West
                           5205 North O'Connor Blvd.
                            Irving, Texas 75039-3746

                                                                          , 1996

Dear Stockholder:

     You will find enclosed the Prospectus and other materials relating to the rights offering by MESA Inc. ("Mesa").

     We request you to carefully review the Prospectus which describes how you may participate in the rights offering. As indicated in the Prospectus, there is a limited period of time, up to and including the Expiration Date, during which you will be able to either purchase additional shares or sell your transferable rights.

SUMMARY OF THE TERMS OF THE OFFERING

     - You will receive .912 transferable right for each share of Mesa Common Stock you owned on the Record Date (July 3, 1996)

     - You may purchase one share of Series A 8% Cumulative Convertible Preferred Stock for each right you receive at the Subscription Price of $2.26 per share.

     - Holders of rights who have fully exercised the rights issued to them may subscribe for additional shares through the Oversubscription Privilege. If such oversubscriptions exceed the number of shares available, shares will be allocated to those stockholders who oversubscribe, based upon the number of shares such holders subscribed for pursuant to the basic subscription privilege, as more fully described in the Prospectus.

     - The rights offering expires at 5:00 p.m. New York City time on July 26, 1996.

     If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

     The rights will trade on the New York Stock Exchange. Please decide if you would like to (a) subscribe for additional shares, or (b) sell your rights. Those stockholders who do not take any action will experience a dilution in the value of their shares of Mesa Common Stock and a reduction in their proportionate interest in Mesa.

     On behalf of the Board of Directors, we thank you for your support and confidence and look forward to continuing to serve you.

                                     Sincerely,

                                     /s/ BOONE PICKENS
                                     Chairman of the Board

     If you have any questions concerning the rights offering, please feel free to contact the Information Agent for the rights offering, Morrow & Co. Inc., at
(800) 566-9061.